Exhibit 12.3

Central Illinois Public Service Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	Nine Months	Year
	Ended	Ended
	September 30,	December 31,
	2006	2005
Net income from continuing operations	$43,380	$42,998
Add- Taxes based on income	20,538	24,596
Net income before income taxes	63,918	67,594

Add- fixed charges:
Interest on long term debt	22,345	28,969
Estimated interest cost within rental expense	466	-
Amortization of net debt premium, discount, and expenses	733	953
Total fixed charges	23,544	29,922

Earnings available for fixed charges	87,462	97,516

Ratio of earnings to fixed charges	3.71	3.25

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,884	2,512
Adjustment to pre-tax basis	892	1,437
	2,776	3,949

Combined fixed charges and preferred stock dividend requirements	$26,320	$33,871

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.32	2.87